UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-37403

THE STARS GROUP INC.

(Translation of registrant’s name into English)

200 Bay Street

South Tower, Suite 3205

Toronto, Ontario, Canada

M5J 2J3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

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On May 10, 2018, The Stars Group Inc. (the “Company”) announced the results of its Annual and Special Meeting of Shareholders (the “Meeting”) held in Toronto, Ontario, Canada on May 10, 2018. At the Meeting, the shareholders voted on the following matters: (i) election of six directors to the board of directors of the Company (the “Board”); (ii) appointment of the independent, external auditor of the Company and authorization of the Board to fix its remuneration; and (iii) amendment of the Company’s 2015 Equity Incentive Plan (the “Equity Incentive Plan”) to, among other things, increase the limit on the granting of awards to a director in any year, and approval of the unallocated awards under the Equity Incentive Plan.  Each resolution was duly proposed and passed by the requisite majority of votes cast in person or by proxy. The Company filed a report of voting results on SEDAR at www.sedar.com and issued a news release announcing the same and related matters. A copy of the report of voting results and news release are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Stars Group Inc.

Date: May 10, 2018	By:	/s/ Brian Kyle
	Name:	Brian Kyle
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Report of Voting Results of The Stars Group Inc., filed May 10, 2018

99.2	News Release, dated May 10, 2018